news release

Zi Predictive Text Solutions Tapped for New Sony
Ericsson P990 Smartphone

Sony Ericsson chooses eZiText® and award winning eZiTap™ for P990; integrates advanced prediction innovations from Zi

Calgary, AB, Canada, March 20, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that two of its industry-leading predictive text technologies eZiText® and the eZiTap™ FEP are embedded in the P990, the latest generation smartphone from Sony Ericsson. Zi Corporation will be demonstrating the P990 at CTIA Wireless (Booth 5821 North Hall).

The successor to the Sony Ericsson P910, the P990 sets new standards in smartphones delivering 3G/UMTS as well as tri-band GSM and GPRS connectivity. It is also one of the few WiFi enabled phones, supporting the IEEE802.11b technology.

"The decision by Sony Ericsson to embed Zi's predictive text solutions in its new pioneering P990 smartphone confirms Zi's position at the forefront of technological innovation," comments Milos Djokovic, chief technical officer and chief operating officer of Zi Corporation, "We are delighted with this decision which shows our chosen path is coming to fruition."

"Users of our advanced smartphones expect predictive text input capability as part of the overall feature set of the device," said Brendan Press, Head of Enterprise Marketing, Sony Ericsson Mobile Communications, "Zi's eZiText and eZiTap FEP solutions are the cutting edge of predictive text technology and we are pleased to be able to incorporate them both in the new P990."

The Sony Ericsson P990 provides two user interfaces known as flip closed and flip open. Flip closed mode utilises the eZiText solution on the 12 button keypad and flip open the award-winning eZiTap FEP for the standard/default virtual and hardware keyboards. Zi's technology offers advanced features which provide the user with truly predictive and seamless input capability, whether using the keypad, keyboard or handwriting. Zi predictive text features on the P990 include; dual language messaging, learning and personalisation, and multiple candidate and next word prediction. Eighteen of Zi's fifty-four predictive text language databases are also supported by the P990.

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To support the advanced capabilities of the P990 the device utilizes Symbian OS™ v9.1 together with the UIQ Technology 3.0 user interface.

"Up to Q3 2005 almost 48 million Symbian OS smartphones had shipped worldwide," said Simon Garth, VP of Marketing, Symbian. "We are delighted to be working with Sony Ericsson, Zi Corporation and UIQ Technology in bringing the P990 to market and believe the phone will be even more successful than its predecessor."

"In driving the uptake of advanced mobile data services the usability of the handset interface is the most important factor," said Peter Molin, Chief Technical Officer of UIQ Technology, "By adding Zi's advanced text input to UIQ 3, our software platform, the usability of the device is significantly increased."

For media interviews or tours at CTIA Wireless (Booth 5821 North Hall) please contact Bethany Caldwell with GBCS PR on +44 (0) 115 948 6901 or e-mail Bethany@gbcspr.com.

About Zi's Predictive Text Products

Zi's user-friendly text input system enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. The eZiTap FEP is a downloadable version of Zi's embedded eZiTap software and serves as a front end processor (FEP) to offer predictive text entry through the phone's virtual keyboard. The download version is also available for Sony Ericsson's series of P800, P900 and P910 Symbian UIQ smartphones.

Zi's technology allows the P990 handset to support the following languages; Czech, Danish, Dutch, English (UK&US), Finnish, French, German, Greek, Hungarian, Italian, Latin America Spanish, Norwegian, Polish, Russian, Spanish, Swedish and Turkish.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

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About Sony Ericsson

Sony Ericsson Mobile Communications and its affiliated companies serve the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.sonyericsson.com

About UIQ Technology

UIQ Technology develops and licenses an open software platform to the world's leading mobile phone manufacturers and supports licensees in the drive towards developing a mass market for open mobile phones. UIQ based phones are powerful and give access to enterprise applications, email, multimedia clips and web pages. UIQ is, for example, used in mobile phones from Sony Ericsson, Motorola, BenQ and Arima. UIQ Technology, established in 1999 in Sweden, is a fully owned subsidiary of Symbian Ltd. For more information, please visit www.uiq.com.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the market leading open operating system for advanced, data-enabled mobile phones also known as smartphones.

Symbian licenses Symbian OS to the world's leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. In the first three quarters of 2005, more than 23 million Symbian OS mobile phones were sold worldwide to over 250 network operators, bringing the total number of Symbian OS phones shipped to almost 48 million.

Symbian has its headquarters in London, United Kingdom with offices in the United States, Europe (England and Sweden (UIQ Technology AB)), Israel and Asia (India, P.R. China, Korea, and Japan). For more information, please visit www.symbian.com

About Symbian

Symbian (www.symbian.com) is a software licensing company that develops and licenses Symbian OS™, the global open industry standard operating system for advanced, data-enabled mobile phones.Symbian licenses Symbian OS to the world's leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. In the first three quarters of 2005, more than 23 million Symbian OS-based mobile phones were sold worldwide to over 200 network operators, taking the installed base of Symbian OS phones to almost 48 million.

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This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (Media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For information on other parties:

Sony Ericsson Corporate Communications
Telephone: +44 (0) 208 762 5858
E-mail: press.global@SonyEricsson.com

Hiroko Tanaka
Symbian PR
Burson-Marsteller
03-3264-6727
hiroko_tanaka@jp.bm.com

Ann Häljesgård
UIQ Technology
+46-457 46 47 00
ann.haljesgard@uiq.com

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